FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

27 April 2020

Disclosure of Rights attached to Equity Shares

In compliance with UK Listing Rule 9.2.6ER(1), HSBC Holdings plc has forwarded to the Financial Conduct Authority for publication a copy of its Articles of Association, which is the document that sets out the terms and conditions on which its listed equity shares were issued.

A copy of the Articles of Association have been submitted to the National Storage Mechanism and will shortly be available for inspection at  https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Lee Davis
Shareholder Services
+ 44 (0) 20 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 April 2020